SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of March 2003
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                             Form 20-F X  Form 40-F
                                      ---          ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                    ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

For Immediate Release
Tuesday, February 25, 2003


         Organon Sanofi-Synthelabo LLC Files Suit Against Aventis To Bar
                       Anticompetitive Practices Related
                           To Sales Of Anticoagulants

Orlando, FL -- Organon Sanofi-Synthelabo LLC ("OSS") today filed a complaint against Aventis Pharmaceuticals, Inc. and Aventis Pharmaceutical Products, Inc. ("Aventis") in U.S. District Court in the Middle District of Florida (Orlando Division). In its complaint, OSS states that Aventis, the manufacturer of Lovenox, (R) its injectable anticoagulant, is unlawfully monopolizing and restraining competition in the field of injectable anticoagulants - drugs that help prevent blood clots in a variety of medical settings. This practice, which requires that a customer purchase from Aventis at least 90% of all relevant anticoagulants, effectively denies hospitals and physicians freedom to choose anticoagulant therapies, including OSS's Arixtra, (R) on their medical merits without risking significant financial penalty.

OSS states in the complaint: "OSS seeks an unrestricted marketplace in which it can compete on all terms of trade, including price and quality, and in which hospitals and physicians can choose among anticoagulants on their merits and place patient care first without the threat of suffering devastating financial penalties."

Blood clots lead to tens of thousands of deaths each year in the United States and result in serious and debilitating medical consequences in thousands of other patients. Studies reported in The New England Journal of Medicine and other leading medical journals have demonstrated the substantial benefits of Arixtra.(R)

Arixtra (R) is also the only anticoagulant that has been approved by the Food and Drug Administration (FDA) specifically for use in connection with hip-fracture surgery, where blood clots present serious, sometimes fatal medical risks.

OSS seeks injunctive relief that prohibits Aventis from imposing or enforcing this anti-competitive contractual provision. OSS believes hospitals and patients will benefit from true competition.

Arixtra (R) is a synthetic compound and the first in a new class of antithrombotic agents that selectively inhibit factor Xa. It was discovered and is being co-developed by Sanofi-Synthelabo and Organon. OSS is a limited liability company, the members of which are Organon Pharmaceuticals USA Inc. and Sanofi-Synthelabo Inc. OSS markets, sells and distributes Arixtra (R) throughout the United States.

Lovenox (R) is a registered trademark of Aventis.


For Additional Information, Contact:

For Organon Sanofi-Synthelabo LLC:
Frances DeSena
973-325-5353

or

Paul Oestreicher
212-551-4538

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2003

                                            SANOFI-SYNTHELABO


                                            By:  /s/ Marie-Helene Laimay
                                                 ----------------------------
                                            Name: Marie-Helene Laimay
                                            Title: Senior Vice President and
                                                   Chief Financial Officer